UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Colonia Renacimiento, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Vista announces 66.8 MMboe of estimated P1 reserves in Bandurria Sur and Bajo del Toro

Mexico City, September 8, 2026 – Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today an estimation of 66.8 MMboe of proved (“P1”) reserves corresponding to its working interests in Bandurria Sur and Bajo del Toro blocks, acquired on May 7, 2026, in connection with the Transaction described in the section “About the Transaction” below.

P1 Reserves in Bandurria Sur and Bajo del Toro

The table below includes the estimates of the proved reserves in Bandurria Sur and Bajo del Toro as of December 31, 2025, calculated at the acquired working interest in each of the blocks.

Bandurria Sur	Crude oil, condensate and NGL (MMbbl)	Consumption plus natural gas sales (MMboe)	Total proved reserves (MMboe)
Net proved developed	32.2	5.8	37.9
Net proved undeveloped	11.8	2.1	13.9

Total net proved	44.0	7.8	51.8

All references to the Company’s estimates of reserves exclude the noncontrolling interest in Bandurria Sur Participaciones S.A. (formerly, Equinor Argentina S.A.U.) (“BSP”). See “Definitions and Methodology” below for further detail.

Bajo del Toro	Crude oil, condensate and NGL (MMbbl)	Consumption plus natural gas sales (MMboe)	Total proved reserves (MMboe)
Net proved developed	2.3	0.4	2.7
Net proved undeveloped	10.3	2.0	12.3

Total net proved	12.6	2.4	15.0

Total	Crude oil, condensate and NGL (MMbbl)	Consumption plus natural gas sales (MMboe)	Total proved reserves (MMboe)
Net proved developed	34.5	6.2	40.7
Net proved undeveloped	22.1	4.1	26.1

Total net proved	56.6	10.2	66.8

Vista’s total net proved reserves were 654.9 MMboe as of December 31, 2025, after giving pro forma effect to the Transaction as if it had been consummated on that date.

	Vista	Bandurria Sur and Bajo del Toro	Pro forma Total
Net proved reserves (MMboe)	588.1	66.8	654.9

About Bandurria Sur Block

Bandurria Sur block is an unconventional hydrocarbons exploitation concession that spans across 56,464 acres in the black oil and volatile oil windows of Vaca Muerta and expires on July 17, 2050.

At Vista’s 25.1% working interest, as of June 30, 2026, Bandurria Sur had 56 wells on production, held 99 remaining new well locations to be drilled in its inventory, and produced 19.1 thousand barrels of oil equivalent per day (“Mboe/d”) during such month.

About Bajo del Toro Block

Bajo del Toro block spans across 38,744 acres in the black oil window of Vaca Muerta, of which 28,126 acres correspond to the Bajo del Toro Norte unconventional hydrocarbons exploitation concession that expires on November 24, 2055, and 10,618 acres correspond to the Bajo del Toro unconventional hydrocarbons exploration permit. Such permit expires on December 31, 2026, and can be converted to a 35-year unconventional exploitation concession, as per current legislation.

At Vista’s 35.0% working interest, as of June 30, 2026, Bajo del Toro block had 8 wells on production, held 138 remaining new well locations to be drilled in its inventory, and produced 1.8 Mboe/d during such month.

About the Transaction

On May 7, 2026, the Company and Vista Energy Argentina S.A.U. (“Vista Argentina”) consummated a series of agreements to acquire a 25.1% non-operating working interest in the Bandurria Sur block and a 35.0% non-operating working interest in the Bajo del Toro block, as well as certain related midstream agreements, through the following transactions (collectively, the “Transaction”):

(i)	Acquisition of 100% of the capital stock of BSP, holder of a 30% working interest in Bandurria Sur block, from Equinor Argentina A.S.;

(ii)	Acquisition of a 50% working interest in Bajo del Toro from Equinor Argentina B.V. Sucursal Argentina;

(iii)

Sale of 16.3% of the capital stock of BSP to YPF S.A., implying an indirect assignment of a 4.9% working interest of Bandurria Sur block, implemented as a back-to-back transaction with a purchase price pro-rata relative to the assigned participating interest of the transaction described in (i); and

(iv)

Assignment of a 15.0% working interest of Bajo del Toro block to YPF, implemented as a back-to-back transaction with a purchase price pro-rata relative the assigned participating interest of the transaction described in (ii).

Definitions and Methodology

•	The information included herein regarding estimated quantities of proved reserves as of December 31, 2025 is derived from the report dated August 21, 2026, prepared by DeGolyer and MacNaughton.

•	Oil and NGL include crude oil and condensate, C5+ and NGL; NGLs represent 7% of Bandurria Sur and Bajo del Toro reserves, and less than 1% of Vista total reserves (before the Transaction).

•	Natural gas consumption represented 16% of Bandurria Sur’s and Bajo del Toro’s total natural gas reserves (consumption plus natural gas sales) as of December 31, 2025.

•	The proved reserves as of December 31, 2025 were calculated using a price of 64.2 $/bbl for oil, 34.0 $/boe for LPG and 2.75 $/mcf for natural gas.

•

All references to the Company’s estimates of reserves exclude the noncontrolling interest in BSP. Proved developed reserves in Bandurria Sur as represented above exclude 6.3 MMbbl of crude oil, condensate and NGL, 1.1 MMboe of consumption plus natural gas sales and 7.4 MMboe of total net proved developed reserves attributable to the noncontrolling interest in BSP. Proved undeveloped reserves in Bandurria Sur exclude 2.3 MMbbl of crude oil, condensate and NGL, 0.4 MMboe of consumption plus natural gas sales and 2.7 MMboe of total net proved undeveloped reserves attributable to the noncontrolling interest in BSP. Total proved reserves in Bandurria Sur exclude 8.6 MMbbl of crude oil, condensate and NGL, 1.5 MMboe of consumption plus natural gas sales and 10.1 MMboe of total net proved reserves attributable to the noncontrolling interest in BSP.

•	Units:

•	$MM: million U.S. Dollars

•	Bbl: barrels

•	Bbl/d: barrels per day

•	Boe: barrels of oil equivalent

•	Boe/d: Barrels of oil equivalent per day

•	Mcf: thousand cubic feet

•	MMm3: million cubic meters

•	MMboe: million barrels of oil equivalent

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	Note on the tables of this document. Totals in tables might not add-up to the components of the individual lines due to rounding.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Vista undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the SEC on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission’s (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and our website: www.vistaenergy.com.

Inquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: + 52 55 1555 7104

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2026

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer